[redacted]

KW 3/10/14

14046589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-ATLANTIC SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 BARRETT DRIVE ; STE 100
(No. and Street)

RALEIGH (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES GLOVER 919-783-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATCHELOR, TILLERY + ROBERTS, LLP
(Name – *if individual, state last, first, middle name*)

3605 GLENWOOD AVE (Address) ; RALEIGH (City) N.C. (State) 27612 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH. D.C.
191

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/14/14

OATH OR AFFIRMATION

I, JAMES B. GLOVER JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-ATLANTIC SECURITIES, INC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONY BRITT STEPHENSON
Notary Public, North Carolina
Iredell County
My Commission Expires
6-1-2016

[Signature]
Signature

TREASURER
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Mid-Atlantic Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Mid-Atlantic Securities, Inc. and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other-Matter

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in the schedules on pages 13 through 16 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in the schedules on pages 13 through 16 has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules on pages 13 through 16 is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 24, 2014

MID-ATLANTIC SECURITIES, INC.

Consolidated Balance Sheets

December 31, 2013 and 2012

		2013	2012
Assets			
Current assets:			
Cash and cash equivalents	$	605,724	527,010
Marketable securities available-for-sale		12,060	7,596
Receivable from clearing corporation		37,613	30,104
Other receivables		195,133	154,109
Prepaid expenses		3,789	3,789
Total current assets		854,319	722,608
Furniture and equipment, net		13,774	16,192
	$	868,093	738,800
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable to non-customers		4,000	4,160
Accrued commissions and other payables		362,094	303,086
Total current liabilities		366,094	307,246
Deferred tax liability		1,400	500
Total liabilities		367,494	307,746
Commitments and contingencies			
Stockholders' equity:			
Class A common stock, $0.10 par value; 1,000 shares authorized; issued and outstanding, 500 shares		50	50
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued		-	-
Additional paid-in capital		68,881	68,881
Accumulated other comprehensive loss		(8,040)	(12,504)
Retained earnings		439,708	374,627
Total stockholders' equity		500,599	431,054
	$	868,093	738,800

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Securities commissions	$ 2,688,244	2,115,664
Commissions on sales of investment company shares	1,391,462	1,124,946
Registered investment advisor income	613,001	494,048
Other	5,620	5,802
	4,698,327	3,740,460
Expenses:		
Commissions	3,521,639	2,711,991
Salaries and benefits	712,681	676,350
Clearing charges	133,095	136,193
Professional fees	32,007	30,970
Payroll taxes	35,088	33,781
Rent	27,590	27,590
Office supplies	15,807	12,042
Taxes and licenses	20,491	18,277
Email service	7,214	6,732
Depreciation	5,636	7,136
Travel and entertainment	6,363	3,324
Telephone	3,062	3,386
Subscriptions	2,350	2,477
Miscellaneous	2,555	5,708
	4,525,578	3,675,957
Income from operations	172,749	64,503
Interest income	1,232	970
Income before provision for income taxes	173,981	65,473
Provision for income taxes	(58,900)	(12,800)
Net income	115,081	52,673
Other comprehensive gain - net unrealized gain on marketable securities	4,464	175
Comprehensive income	$ 119,545	52,848

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2013 and 2012

		Common stock	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total stockholders' equity
Balance as of December 31, 2011	$	50	68,881	(12,679)	351,954	408,206
Dividends paid		-	-	-	(30,000)	(30,000)
Comprehensive income		-	-	175	52,673	52,848
Balance as of December 31, 2012		50	68,881	(12,504)	374,627	431,054
Dividends paid		-	-	-	(50,000)	(50,000)
Comprehensive income		-	-	4,464	115,081	119,545
Balance as of December 31, 2013	$	50	68,881	(8,040)	439,708	500,599

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2013 and 2012

		2013	2012
Cash flows from operating activities:			
Net income	$	115,081	52,673
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		5,636	7,136
Deferred taxes		900	(1,200)
Changes in operating assets and liabilities:			
Receivables		(48,532)	(14,713)
Prepaid expenses		-	(619)
Accrued commissions and other liabilities		58,848	3,118
Net cash provided by operating activities		131,933	46,395
Cash flows used in investing activities - purchases of furniture and equipment		(3,219)	(2,916)
Cash flows used in financing activities - dividends paid		(50,000)	(30,000)
Net increase in cash and cash equivalents		78,714	13,479
Cash and cash equivalents, beginning of year		527,010	513,531
Cash and cash equivalents, end of year	$	605,724	527,010
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	7,244	22,051

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a registered investment advisor. The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from the sale of insurance products.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling insurance products of New York-based companies. As of December 31, 2013 and 2012, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Revenue Recognition

Commissions earned on trades of securities are recognized as income when the underlying transactions are completed. Other commissions and fees are recorded when earned.

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses, net of deferred taxes if material, are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. Commissions owed the Company from the clearing broker have been recorded as receivable from clearing corporation.

Other Receivables

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to ten years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Advertising

Advertising and related costs are expensed as incurred.

Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820-10 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority.

Level 1 Fair Value Measurements

The fair values of equity securities are based on quoted market prices and are, therefore, classified as Level 1.

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and unrealized losses on marketable securities. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Management does not believe the consolidated financial statements include any significant uncertain tax positions. Tax years ending December 31, 2010 through December 31, 2013 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

As of December 31, 2013 and 2012, the cost basis of marketable equity securities was $20,100, which exceeded the market value by $8,040 and $12,504 as of December 31, 2013 and 2012, respectively. The unrealized gain of $4,464 and $175 for 2013 and 2012, respectively, has been reported in comprehensive income.

(4) Furniture and Equipment

Furniture and equipment consist of the following:

	2013	2012
Computer equipment	$ 34,076	34,076
Furniture and other equipment	47,302	44,085
	81,378	78,161
Less accumulated depreciation	(67,604)	(61,969)
	$ 13,774	16,192

(5) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013 and 2012, the Company's net capital was $417,131 and $355,743, respectively, ($367,131 in excess of its required net capital of $50,000 in 2013 and $305,743 in excess of its required net capital of $50,000 in 2012). The Company's ratio of aggregate indebtedness to net capital was .88 to 1 and .87 to 1 as of December 31, 2013 and 2012, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(6) Related Party Transactions

Other receivables include $3,170 as of December 31, 2013 and 2012 due from two officers. Accrued commissions and other payables include $108,426 and $167,165, respectively, as of December 31, 2013 and 2012, for commissions due to brokers who also hold an ownership interest in the Company.

See note 9 concerning the office space lease with a company related by common ownership.

The Company loaned an employee $15,000 on November 2012 due in equal installments of $217 over 76 months with a balance of $10,877 as of December 31, 2013.

(7) Commitments and Contingencies

The Company has a clearing agreement with one brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm. The minimum level of commissions was met in both 2013 and 2012.

The Company is required by the clearing firm to maintain clearing deposits under the current clearing contract totaling $25,000 as of December 31, 2013 and 2012.

The Company had been named as defendant in a FINRA arbitration proceeding arising out of the investment recommendations that were provided to a former customer by a former registered representative of the Company. This proceeding was settled in 2012 without loss to the Company.

(8) Income Taxes

The provision for income taxes consists of the following:

		2013			2012		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	50,460	720	51,180	12,140	(1,040)	11,100
State		7,540	180	7,720	1,860	(160)	1,700
	$	58,000	900	58,900	14,000	(1,200)	12,800

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 34% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred tax liability arises primarily from timing differences of different depreciation methods for property and equipment.

(9) Leases

The Company began leasing office space from a company affiliated by common ownership during 2005, for which there is no formal rental arrangement. During 2013 and 2012, the Company paid rent each year totaling $40,190 to this company.

Total rental expense for 2013 and 2012 was $27,590, which is net of sublease rental income of $12,600.

(10) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash and money market funds maintained with one brokerage firm ($361,232) and one bank ($244,492). The amounts held at a bank are within the federally insured limit of $250,000. Accounts receivable are described in note 2. The Company believes there is minimal credit risk relative to its cash investments and accounts receivable.

(11) Benefit Plan

The Company has adopted a SIMPLE IRA Plan whereby employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees may contribute a percentage of their compensation up to $12,000 per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2013 and 2012 was $12,519 and $18,728, respectively.

(12) Subsequent Events

The date to which events occurring after December 31, 2013, the date of the most recent consolidated balance sheet, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 24, 2014, the date the consolidated financial statements were available to be issued.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013 and 2012

		2013	2012
Net Capital			
Total stockholders' equity	$	500,599	431,054
Deduct non-allowable assets:			
Receivable from non-customers and prepaid expenses		60,775	51,941
Furniture and equipment, net		13,774	16,192
		74,549	68,133
Net capital before haircuts on securities positions		426,050	362,921
Haircuts on securities:			
Investment securities - exempted		7,110	6,039
Investment securities - other		1,809	1,139
		8,919	7,178
Net capital	$	417,131	355,743
Aggregate Indebtedness			
Items included in statement of financial condition:			
Accounts payable to non-customers		4,000	4,660
Accrued commissions and other payables		362,094	303,086
	$	366,094	307,746

(Continued)

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2013 and 2012

	2013	2012
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$ 24,418	20,527
Minimum dollar net capital requirement of reporting broker (B)	$ 50,000	50,000
Net capital requirement-greater of (A) or (B)	$ 50,000	50,000
Excess net capital	$ 367,131	305,743
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 380,521	324,968
Ratio of aggregate indebtedness to net capital	0.88	0.87
Reconciliation with Company's Computation		
Net capital, as reported in Company's FOCUS report amended (unaudited)	$ 417,131	351,881
Audit adjustments, primarily income taxes	-	3,862
Net capital per above	$ 417,131	355,743

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 and 2012

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Computation and Reconciliation of Net Capital
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013 and 2012

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
Mid-Atlantic Securities, Inc.:

In planning and performing our audit of the consolidated financial statements of Mid-Atlantic Securities, Inc. and subsidiary (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the consolidated financial statements of Mid-Atlantic Securities, Inc. and subsidiary as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 24, 2014.

The size of the Company and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2014

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Mid-Atlantic Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments on page 21 [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Mid-Atlantic Securities, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payment in Form SIPC-7 with the cash disbursement records entries [Cash Disbursements Journal for July 2013 and February 2014], check copies and wire documentation, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [SIPC Report ytd 2013, Commissions by Type and Trial Balance as of December 31, 2013], noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [SIPC Report ytd 2013 and Commissions by Type] supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 24, 2014

MID-ATLANTIC SECURITIES, INC.

Schedule of Assessments and Payments

Year ended December 31, 2013

General assessment for 2013	$	2,816
Less:		
Payment on July 26, 2013		2,035
Payment on February 20, 2014		781
Balance due on February 20, 2014	$	-